UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                              CAVIT SCIENCES, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   14964T 10 1
                                 (CUSIP Number)


                                Christopher Brown
                                     Manager
                                Cortland Fund LLC
                            100 East Linton Boulevard
                                   Suite 106B
                           Delray Beach, Florida 33483
                                 (561) 278-7856
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 30, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 2 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher Brown
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF  00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,076,658 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,076,658 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,076,658 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.94% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 3 of 7 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of Cavit Sciences, Inc., a Florida corporation ("Cavit" or the "Issuer"). The address of Cavit's principal office is 100 East Linton Boulevard, Suite 106B, Delray Beach, Florida 33484.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Christopher Brown, an individual; Cortland Fund, LLC, an Illinois limited liability company.

     (b)  Business Address

          Christopher Brown
          100 East Linton Boulevard, Suite 106B, Delray Beach, Florida 33484.

          Cortland Fund, LLC
          100 East Linton Boulevard, Suite 106B, Delray Beach, Florida 33484.

     (c)  Present Principal Occupation

          Christopher Brown is a facial surgeon.

          Christopher Brown is a member of the Board of Directors of Cavit.

          Christopher Brown is also a consultant to Hard to Treat Diseases, Inc.

          Christopher Brown is also Manager of Cortland Fund LLC ("Cortland").

          Cortland was formed in December 2003. Christopher Brown is the sole member, manager and owner of Cortland.

     (d) During the last five years, none of the above named persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the above named persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          Christopher Brown is a citizen of the United States.

          Cortland was organized under the laws of the State of Illinois.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 4 of 7 Pages
---------------------                                          -----------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Christopher Brown acquired 100,000 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors.

On October 16, 2006, Christopher Brown acquired 182,500 shares of Cavit common stock in the spin-off of Cavit shares by its parent company, Hard to Treat Diseases, Inc., such shares being attributable to Christopher Brown's 18,250,000 shares of Hard to Treat Diseases, Inc. common stock.

Christopher Brown is the sole member, manager and owner of Cortland. On May 25, 2006, Cortland acquired 150,000 shares of Cavit common stock from Cavit in a private transaction for $.08 per share. On June 14, 2006, Cortland acquired an additional 250,000 shares of Cavit common stock from Cavit in a private transaction for $.08 per share.

On October 16, 2006, Cortland acquired 800,000 shares of Cavit common stock in the spin-off of Cavit shares by its parent company, Hard to Treat Diseases, Inc., such shares being attributable to Cortland's 80,000,000 shares of Hard to Treat Diseases, Inc. common stock.

On November 14, 2006, Cortland acquired an additional 250,000 shares of Cavit common stock in a private transaction for $.08 per share.

On December 1, 2006, Cortland acquired an additional 125,000 shares of Cavit common stock in a private transaction for $.08 share.

On December 15, 2006, Christopher Brown acquired an additional 37,500 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors valued at $.08 per share.

On December 15, 2006, Cortland acquired an additional 84,165 shares of Cavit common stock as a result of an anti-dilution provision included in its stock purchase agreement with Cavit.

On May 5, 2007, Christopher Brown acquired an additional 33,334 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the first quarter of 2007. These shares were valued at $.09 per share on March 16, 2007.

On May 7, 2007, Cortland acquired an additional 10,000 shares of Cavit common stock in an open market purchase at $.265 per share.

On May 8, 2007, Cortland acquired an additional 10,000 shares of Cavit common stock in an open market purchase at $.345 per share.

On June 30, 2007, Christopher Brown acquired an additional 8,572 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors during the second quarter of 2007. These shares were valued at $.35 per share.

On June 30, 2007, Cortland acquired an additional 35,587 shares of Cavit common stock as a result of an anti-dilution provision included in its stock purchase agreement with Cavit.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 5 of 7 Pages
---------------------                                          -----------------

Christopher Brown is the sole beneficial of 361,906 shares held directly by him. Christopher Brown is the sole beneficial of Cortland and is the sole beneficial owner of the 1,714,752 shares of Cavit common stock held of record by Cortland.

ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes. Neither Christopher Brown nor Cortland currently has any plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Cavit or the disposition of securities of Cavit;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or  liquidation,   involving  Cavit  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Cavit or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Cavit, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Cavit;

     (f)  Any other material change in Cavit's business or corporate structure;

     (g) Changes in Cavit's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cavit by any person;

     (h) Causing a class of securities of Cavit to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Cavit  becoming   eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 13,900,773 shares of Cavit common stock outstanding. Christopher Brown beneficially owns 2,076,658 shares of Cavit common stock or approximately 14.94 % of the outstanding shares.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 6 of 7 Pages
---------------------                                          -----------------

     (b)  Power to Vote and Dispose

          Christopher Brown has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 2,076,658 shares of the Cavit common stock owned in the name of Cortland and the shares held directly by him.

     (c)  Transactions within the Past 60 Days

          Neither Christopher Brown nor Cortland has engaged in any transactions in Common Stock of Cavit during the past sixty days other than the transactions described in Item 3, above, which is incorporated herein by reference.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 7 of 7 Pages
---------------------                                          -----------------

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned persons certify that the information set forth in this statement is true, complete and correct.


                                        July 5, 2007
                                        ----------------------------
                                        (Date)


                                        /s/ Christopher Brown
                                        ----------------------------
                                        Signature

                                        Christopher Brown
                                        ----------------------------
                                        Name


                                        July 5, 2007
                                        ----------------------------
                                        (Date)

                                        CORTLAND FUND LLC


                                        By: /s/ Christopher Brown
                                        ----------------------------
                                        Name

                                        Manager
                                        ----------------------------
                                        Title